SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 METROCALL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    591647102
                                 (CUSIP Number)


                                Martin H. Neidell
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                      New York, New York 10038 212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D


--------------------------------------     ------------------------------------
CUSIP No.   591647102                        Page           of        Pages
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   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
   Page America Group, Inc.


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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                 (b)  |X|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

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  NUMBER OF              7        SOLE VOTING POWER         4,777,692
                 --------------------------------------------------------------
   SHARES                8        SHARED VOTING POWER
                 --------------------------------------------------------------
BENEFICIALLY
  OWNED BY               9        SOLE DISPOSITIVE POWER    4,777,692
                 --------------------------------------------------------------
    EACH
  REPORTING             10        SHARED DISPOSITIVE POWER
 PERSON WITH

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,777,692
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   16.02%

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14 TYPE OF REPORTING PERSON*
   CO

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
Item 1.  SECURITIES AND ISSUER.

     This statement relates to the common Stock (the "Common Stock"), of Metrocall, Inc. (the "Company"), whose principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22036.

Item 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Page America Group, Inc., a New
York corporation ("Page America"). The sole executive officer of Page America is David A. Barry, the Chairman of the Board. Mr. Barry and Jack Kadis are the directors of Page America. Mr. Barry is President of Bariston Associates, Inc. ("Bariston") and Mr. Kadis is Executive Vice President of Bariston. Bariston is a privately-owned company which provides investment banking and merchant banking services to its corporate clients. Page America formerly provided paging services through networks which it owned and operated until it sold such operations on July 1, 1997 to the Company. The business address of each of Bariston, Page America and Messrs. Barry and Kadis is c/o Bariston
Associates, Inc., One International Place, Boston, Massachusetts 02110.

     Neither Page America nor any of its executive officers has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities acquired by Page America were received as a portion of the purchase price for the sale by Page America to the Company of substantially all its assets.

Item 4.  PURPOSE OF TRANSACTION.

     The securities of the Company were acquired as part of the purchase price in the sale of substantially all of Page America's assets to the Company. Page America intends to sell the securities, from time to time, as part of its plan of complete liquidation.

     Except as set forth above, neither Page America nor any of its executive officers or directors has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Page America acquired on July 1, 1997 an aggregate of 3,997,458 shares of Common Stock of the Company and 1,500 shares of Series B Junior Convertible Preferred Stock (the "Series B Preferred Stock") of the Company which in the aggregate constitute approximately 16.02% of the outstanding shares of Common Stock of the Company. 832,250 shares of Common Stock are being held in escrow pursuant to an escrow agreement to which the Company and Page America are parties. Beginning on each of September 1, 1997, December 1, 1997, March 1, 1998 and July 1, 1998, the holders of Series B Preferred Stock have the right to convert up to 25% of such initially issued stock into that number of shares of Common Stock of the Company equal to the stated value of the Series B Preferred Stock (initially $10,000 per share) divided by the average of the closing price of the Company's Common Stock for the ten trading days prior to each conversion date. Based on such ten day average as of June 30, 1997, the conversion price would have been $4.80625 per share.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to registration rights agreements entered into between the Company and Page America, the Company has agreed to register for resale all shares of Common Stock of the Company owned by Page America and any Common Stock issuable upon conversion of the Series B Preferred Stock. Except as set forth above, neither Page America nor any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. All the matters contained in this Schedule 13D are qualified in their entirety by, and are described in more detail in, the S-4 Registration Statement of the Company (No. 333-21231) and the exhibits thereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None (all material to be filed as exhibits is included in the S-4 Registration Statement of the Company (No. 333-21231)) and the exhibits thereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PAGE AMERICA GROUP, INC.


                                   By /s/ David A. Barry
                                     David A. Barry
                                     Chairman of the Board
Dated:  July  14, 1997